Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

December 9, 2013 Sysco’s Merger with US Foods

Forward-Looking Statements
Information included in this document (including information included or incorporated by reference in this document) that look forward in time or that express beliefs, expectations, or hopes are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical facts.  The words
“anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements.  Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks,  uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure stockholder and regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Sysco to integrate the acquired operations, the ability to implement the anticipated business plans of the combined company following closing and achieve anticipated benefits and savings, risks related to disruption of management’s attention from ongoing business operations due to the pending merger, the effect of the announcement of the proposed merger on either party’s relationships with their respective customers, vendors, lenders, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger, the general risks associated with the respective businesses of Sysco and US Foods, including the risk of interruption of supplies due to lack of long-term contracts, intense competition, severe weather, crop conditions, work stoppages, inflation risks, the impact of fuel prices, adverse publicity, labor issues, and risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or that consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. For a discussion of additional factors impacting Sysco's business, see Sysco’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission and the Company's subsequent filings with the SEC. For a discussion of additional factors impacting US Foods’ business, see US Foods’ filings with the SEC.  Neither Sysco nor US Foods undertakes to update or revise any forward-looking statements, based on new information or otherwise.

Additional Information for US Foods Stockholders
In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at
www.sec.gov  or for free from Sysco at  www.sysco.com/investors  or by emailing  investor_relations@corp.sysco.com.  Such documents are not currently available.  You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3 Bringing Together the Best of Both Two Great Companies

Asset Optimization
and Free Cash Flow
Operating
Margin
Sustainable
Profitable
Growth
Leverage customer
insights
Enhance and expand
channels
Increase customer
retention
Execute fold-in and
regional acquisitions
Build human capital
Expand international
growth
Invest prudently in the core
Increase working capital efficiency
Increase capital efficiency
Use our capital structure as a
competitive advantage
Reduce operating
costs
Lower product costs
Continue to develop
Sysco Ventures
Further develop
enterprise structure
Integrate higher
margin products
Consistent with Sysco’s Strategic Focus

A Transformational Acquisition
A Transformational Acquisition

Customers
Suppliers
Employees
Shareholders
Combined strengths deliver greater value, more services and
innovation for customers
Strengthen our role as our customers’ most valued and trusted business partner
Achieve shared efficiencies with suppliers
Platform for enhanced innovation and development of exclusive products
Leverage revenue growth through best-in-class operating
efficiencies and lowest-cost to serve
Strong EPS growth and substantial cash flow
Benefits all stakeholders
Greater opportunities for career development
Enhanced financial stability drives benefits to employees

Complementary core strengths
Sysco operations and service fit nicely with US Foods food and innovation focus
Scale advantages
More leverage to lower cost of goods, accelerate innovation, and improve overall service
Improved offerings
New ability to create a compelling product portfolio and differentiated solutions by segment
Enhanced productivity
Streamlined operations will enhance productivity and lower cost to serve
Multi-channel approach
US Foods’ mobile app and “Cash & Carry” stores complement Sysco’s ISR and MA strength
A World Class Foodservice Company

Approximate Total Transaction Value:
Equity 3.0B Equity holders of US Foods will own
approx. 87 million shares or, 13%, of
combined company at closing, and
A representative of each of US Foods’
majority shareholders  will join
Sysco’s Board of Directors
Cash 0.5B
US Foods Net Debt $4.7B Sysco to assume or refinance
Total Enterprise Value $8.2B
Represents 9.9x US Foods LTM adjusted EBITDA of $826 million
1
1 US Foods LTM  adjusted EBITDA of $826 million is as of September 28, 2013
Transaction Financing Structure

Synergy
General &
Admin.
Selling and
Field
Productivity
Warehouse
and
Distribution
Productivity
COGS Structural
Assess
resources
Leverage
combined spend
Apply best
practices
Assess
facilities
and logistics
Leverage
infrastructure
1 To be achieved after three to four years
At Least $600 Million in Estimated Annual Synergies
1
We Will Continue To Move Forward With Our Business
Transformation Initiatives

Earnings
Immediately accretive to earnings after adjusting for
transaction-related costs and amortization of intangibles
Synergies
Annual synergies of at least $600 million realized after
three to four years
Cash Flow
Approximate sales of $65 billion
Approximate cash flows of $2 billion
Balance Sheet
Balance sheet flexibility retained
Commitment to maintaining a strong investment grade
credit rating
Combination Creates Significant Shareholder Value